UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[X]	Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Salient MF Trust

3.	Securities and Exchange Commission File No.: 811-22678

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

4265 San Felipe, 8th Floor
Houston, Texas 77027

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Cal Gilmartin K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950 (617) 951-9103 cal.gilmartin@klgates.com

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

	(1)	Salient Capital Advisors, LLC (records related to its function as investment adviser for Salient MLP & Energy Infrastructure Fund) 4265 San Felipe, 8th Floor Houston, TX 77027 (713) 993-4001

	(2)	Salient Advisors, L.P. (records related to its function as investment adviser for Salient Tactical Plus Fund) 4265 San Felipe, 8th Floor Houston, TX 77027 (713) 993-4001

	(3)	Broadmark Asset Management LLC (records related to its function as investment sub-adviser to Salient Tactical Plus Fund) 1808 Wedemeyer St #210 San Francisco, CA 94129 (415) 925-4970

	(4)	Citibank, N.A. (records related to its function as custodian) 388 Greenwich Street New York, NY 10013 (212) 723-2264

	(5)	ALPS Fund Services, Inc. (records related to its function as fund accountant, transfer agent, and administrator) P.O. Box 1345 Denver, CO 80201 (866) 909-8084

	(6)	Foreside Fund Services, LLC (records related to its function as principal underwriter) Three Canal Plaza, Suite 100 Portland, ME 04101 (207) 553-7111

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;
[ ] Unit investment trust; or
[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Salient Capital Advisors, LLC
4265 San Felipe, 8th Floor
Houston, TX 77027
(713) 993-4001

Salient Advisors, L.P.
4265 San Felipe, 8th Floor
Houston, TX 77027
(713) 993-4001

Broadmark Asset Management LLC
1808 Wedemeyer St #210
San Francisco, CA 94129
(415) 925-4970

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):
File No.:
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: June 27, 2022

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: November 4, 2022

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes [X] No**

** At the close of business on November 18, 2022, Salient Midstream & MLP Energy Infrastructure Fund and Salient Tactical Plus Fund, the sole remaining series of Salient MF Trust, each transferred all of their assets and liabilities to Westwood Salient MLP & Energy Infrastructure Fund and Westwood Broadmark Tactical Plus Fund, respectively, each a series of the Ultimus Managers Trust (each an “Acquiring Fund,” and together, the “Acquiring Funds”), in exchange for the commensurate number of shares in the respective Acquiring Fund.

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets? Not Applicable

[ ] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership? Not Applicable

[ ] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable

(e) Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ ] Yes [X] No (**Refer to footnote to Question 16 above for a description of the transaction.)

If No,
(a) How many shareholders does the fund have as of the date this form is filed? Not Applicable
(b) Describe the relationship of each remaining shareholder to the fund: Not Applicable

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $646,201

		(ii)	Accounting expenses: $120,250

		(iii)	Other expenses (list and identify separately):

(1) Proxy solicitation expenses: $240,260

(2) Printing, mailing and other administrative expenses: $161,012

		(iv)	Total expenses (sum of lines (i)-(iii) above): $1,167,723

	(b)	How were those expenses allocated? See response to sub item (c) below.

(c)
Who paid those expenses?  Westwood Holdings Group, Inc. (“Westwood”) and Salient Partners, L.P. (“Salient”) agreed to pay all of the expenses related to the merger. No series of the Salient MF Trust paid any merger expenses. Westwood paid the first $250,000 of merger expenses, and Westwood and Salient each paid 50% of the remaining merger expenses. These figures represent the total cost of all mergers involved in the transaction between Westwood and Salient, including mergers of series of other registrants.

	(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Each of the below series of Salient MF Trust was reorganized into the corresponding series of Ultimus Managers Trust:

Series of Salient MF Trust	Series of Ultimus Managers Trust
Salient MLP & Energy Infrastructure Fund	Westwood Salient MLP & Energy Infrastructure Fund
Salient Tactical Plus Fund	Westwood Broadmark Tactical Plus Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22680

(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:  Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (October 4, 2022; 333-267251).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable.

VERIFICATION
The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Salient MF Trust, (ii) she is an officer of Salient MF Trust and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.
/s/ Kristen Bayazitoglu
Name: Kristen Bayazitoglu
Title: Secretary
Date: December 9, 2022